Filed by Pfizer Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-02516
Subject Company: Pharmacia Corp.

The following script, in Swedish and English, was given to certain employees of Pfizer in Sweden for use in answering questions raised in telephone calls from holders of Swedish depository receipts in Pharmacia:

Pfizer’s call center 020 – 130 12 00

What is the purpose of the call center?

Pfizer has established this toll-free number to provide holders of Swedish Depository Receipts1 (“SDRs”) of Pharmacia with information about the merger and its practical consequences. The call center provides answers to the SDR holders’ questions based on the Q&A template provided by Pfizer. The call center does NOT answer questions that:

•	concern Pharmacia – callers will be referred to Pharmacia’s shareholder service

•	fall outside the material covered in the Q&A template – callers will be referred to Anne-Lie Öberg, Pfizer

For example, the call center will:

         •     Answer routine questions about Pfizer

         •     Answer questions about the process itself – what happens now?

         •     Inform holders of SDRs of their options

         •     Help holders of SDRs with their proxy card

         •     Explain the ramifications of the share exchange to holders of SDRs

         •     Help holders of SDRs to understand the information material

         •     Help holders of SDRs to fill in share-exchange forms

Pfizer’s call center does not advise holders of SDRs. We capsulate existing documentation, answer questions and provide information in the run-up to and during the share exchange

For legal reasons, Pfizer’s call center does not answer questions concerning
Pharmacia. All questions concerning Pharmacia are therefore referred to
Pharmacia’s shareholder service line at 020 – 46 00 46

[1]	Pharmacia’s shares are listed on Stockholmsbörsen in the form of SDRs

Journalists
All journalists will be referred to Anne-Lie Öberg, Pfizer’s director of corporate communications.

Anne-Lie Öberg:
Telephone: +46 (0)8 – 519 06 337 or +46 (0)708 – 506 337
E-mail: anne-lie.oberg@pfizer.com

Questions outside the realm of the Q&A template
Question that cannot be answered by the call center will be referred to: Anne-Lie Öberg

Replacement of information material
Holders of SDRs of Pharmacia who have misplaced information material may contact Pharmacia’s shareholder service at 020 – 46 00 46 or via e-mail:
aktieagarservice@pharmacia.com

Updated versions of the Q&As
Sonja Rasin (JKL) is responsible for providing the call center with updated versions of the Q&As.
Telephone: +46 (0)8 – 696 12 28, e-mail sonja.rasin@jkl.se

STEP 1 — VOTING

What have holders of SDRs of Pharmacia received by mail?

The following documents were first mailed to holders of SDRs of Pharmacia on November 5, 2002:

•	Proxy card – a power of attorney that resembles a ballot.
Holders of SDRs of Pharmacia that cannot be present at Pharmacia’s special shareholders’ meeting on December 9, 2002 in Wilmington, Delaware USA, may cast their ballots by mail. Shareholders can register to attend the special shareholders’ meeting by calling 020 – 46 00 46.

•	Reply envelope

•	Joint proxy statement A joint proxy statement is a comprehensive document containing information about the companies as well as rationale for voting in line with the board’s recommendation.

•	Informational brochure – summary of the joint proxy statement and information specifically intended for holders of SDRs of Pharmacia. The information brochure is available both in Swedish and English.

•	Letter from Pfizer – Information from Pfizer’s Swedish CEO, Lars Gunneflo.

STEP 1 – VOTING

What should you, as a holder of SDRs of Pharmacia, do now?

1.	Familiarize yourself with the proposed merger – read the information you have received!

2.	Take a stance – fill in your proxy card!

3.	Send in your vote so that it will be registered!

Read!
Read through the information that you received and familiarize yourself with the matter at hand. The letter and information brochure summarize the relevant details.

Vote!
You as a holder of SDRs of Pharmacia must now decide whether you believe Pfizer should be allowed to merge with Pharmacia. If the merger is completed, holders of SDRs of Pharmacia will receive 1.4 newly issued shares of Pfizer common stock for each SDR of Pharmacia.

Do you think Pfizer should be allowed to merge with Pharmacia?
Check the For box on the proxy card!
Do you think Pfizer should not be allowed to merge with Pharmacia?
Check the Against box on the proxy card!

Mail your proxy card!
Mail your proxy card in the enclosed reply envelope. Your vote must be received and registered no later than 10 a.m. (CET) on December 9, 2002. All votes are registered electronically and transmitted to the special shareholders’ meeting on December 9, 2002.

Would you like a new proxy card?
You may order a new proxy card from WM-data at +46 8 – 670 72 08

Would you like to change your vote?
If you would like to change your vote you may do so by mailing a new proxy card to WM-Data (see address below) before the final registration day.

Address
Mail your proxy card to the following address if you are not using the enclosed reply envelope:
Pharmacia
c/o WM-data
Box 27030
102 51 Stockholm
Sweden

Remember to mail in your proxy card in time. It must be received by
Pharmacia/WM-data no later than 10 a.m. (CET) on December 9, 2002!

If you do not vote, it is the same as a vote against adoption of the merger agreement between Pfizer and Pharmacia.

Q&A: The merger

Summary:
The boards of pharmaceutical companies Pfizer and Pharmacia have approved a merger that will form the world’s largest pharmaceutical company. If the merger is completed, holders of SDRs of Pharmacia will receive 1.4 newly issued shares of Pfizer common stock for each SDR of Pharmacia.

Holders of SDRs of Pharmacia will shortly receive an information pack containing the joint proxy statement, an informational brochure about the proposed merger, a proxy card, a reply envelope and a letter from Pfizer. Holders of SDRs of Pharmacia are to vote on the merger agreement between Pfizer and Pharmacia. Proxy cards must be received by WM-Data no later than 10 a.m. (CET) on December 9, 2002. If you do not vote, it is the same as a vote against adoption of the merger agreement. On December 9, 2002 Pharmacia is holding a special shareholders’ meeting to vote on the proposal to adopt the merger agreement between Pfizer and Pharmacia.

Pfizer stock will be traded on the New York Stock Exchange. Pfizer currently has no intention of listing its shares on Stockholmsbörsen or directly registering its shares with VPC.

It is the intention that holders of formerly VPC-registered SDRs of Pharmacia, whose holding is not registered in a custodian account, will receive their shares in Pfizer in a newly opened account with EquiServe. Holders whose SDRs are registered with a bank or other nominee will not automatically be provided an EquiServe account. Their exchange of shares will instead be handled in accordance with the policies and practices of each nominee.

Holders of SDRs of Pharmacia who do not wish to have their Pfizer shares and fractional shares registered with EquiServe should contact a bank or nominee in sufficient time before the closing date, and instruct them to transfer their holdings of SDRs of Pharmacia from their VP account into a newly opened or existing custodian account. The exchange of shares will be made in accordance with the policies and practices of each nominee.

More information about the exchange of SDRs of Pharmacia for newly issued shares of Pfizer common stock will be made available as soon as possible.

Q&A: The merger between Pharmacia and Pfizer

Why should I vote FOR to the merger?
At Pfizer’s call center, we provide information, not opinions. We can provide you a summarized version of arguments presented in the informational brochure you received.

When it comes to analysis of the transaction, we recommend that you contact your bank or other nominee.

Pharmacia’s board of directors believes the merger is advisable, fair and in the best interest of shareholders and holders of SDRs and recommends that they vote FOR the proposal to adopt the merger agreement.

Why should I vote AGAINST the merger?
At Pfizer’s call center, we provide information, not opinions. If you have read the information material and come to the conclusion that it would not be wise for Pfizer and Pharmacia to merge, you should vote against the merger.

Name three good reasons why I should remain a shareholder of Pfizer?
Pfizer mentions reasons such as

1.	Pfizer and Pharmacia will form the world’s leading pharmaceutical company.

2.	If the merger with Pharmacia is approved, this will place 14 leading pharmaceutical products under one roof. Twelve of these products have annual sales in excess of $1 billion. Together, Pfizer and Pharmacia will have a nascent/innovative and complementary product portfolio (cardiovascular, CNS, respiration, infection, urology, pain, oncology, ophthalmology and endocrinology) as well as a very promising R&D portfolio.

3.	The merger with Pharmacia will strengthen Pfizer’s market-leading position, which ultimately benefits patients through the introduction of new, innovative pharmaceuticals.

More information about Pfizer
For further information about Pfizer, we recommend that you visit its Swedish Web site at www.pfizer.se or its global Web site at www.pfizer.com. You can also contact Pfizer at +46 (0)8 – 519 062 00.

How is Pfizer’s business performing?
Pfizer has continued to perform well in 2002, thereby strengthening its position as the global leader in pharmaceuticals. Sales improved by roughly 10 percent to 16.5 billion dollars (SEK155bn) in the first six months of 2002. In 2001, the group reported sales of 32.3 billion dollars (SEK304bn at 9.40 kronor to the dollar). On November 5, 2002, Pfizer was trading at 32.6 dollars a share.

FACTS ABOUT THE SHARE EXCHANGE

The process at a glance

December 6, 2002 – Pfizer’s special shareholders’ meeting
Pfizer’s shareholders will vote on a share issue for the purpose of exchanging them for shares of Pharmacia.

December 9, 2002 – Pharmacia’s special shareholders’ meeting
Shareholders of Pharmacia will vote on the proposed merger with Pfizer.

Mid-December 2002– Holders of SDRs of Pharmacia receive an information pack from Pfizer
If the special shareholders’ meetings approve the merger, the next step in the merger will begin, i.e., the share exchange.

•	The information pack from Pfizer outlines the process step by step to make the share exchange as simple as possible. For example, a guide is provided that guides holders of SDRs of Pharmacia through various forms etc.

Delivery of newly issued shares of Pfizer common stock
It is the intention that holders of SDRs of Pharmacia whose depositary receipts are NOT held at a bank or other nominee will receive an account statement from EquiServe showing the number of Pfizer shares held in the account as well as the following forms (in Swedish) from EquiServe:

•	Form with 2 boxes:

•	Do you want to participate in Pfizer’s shareholder investment program

•	A form requesting authorization for the automatic reinvestment of dividends to purchase additional shares of Pfizer

•	Form concerning bank account numbers – to enable dividend payments from EquiServe (proceeds from the possible sale of shares, dividends) to be deposited directly into the account of a holder of SDRs, the holder of SDRs must provide an account number and clearing number.

W-8 – American tax form. The form must be filled in to prevent holders of SDRs from having too much tax automatically withdrawn in the US. Otherwise, the holder of SDRs must file a request for a refund with the IRS. Holders of SDRs will fill in the form. Holders of SDRs of Pharmacia will normally not be required to fill in this form again for three years. (Information about how to fill in the form will be provided.)

•	Attached to the account statement is a standard form holders of SDRs can use to sell shares of Pfizer common stock (one or all) commission-free for a period through the end of March 2003. Proceeds, minus a currency-exchange fee, are paid in Swedish kronor.

For example, if the currency exchange fee was 0.45% (N.B. This is an example, and currency-exchange fees may vary): The currency-exchange fee on a sale of SEK 40,000 worth of Pfizer common stock would be SEK 180.

•	The sale can also be executed by phone – a Swedish voice lists the options and a touch-tone telephone is used to automatically execute the trade. Trades may also be executed online.

Further information about details, telephone numbers etc. will be provided in Pfizer’s information pack, which will be mailed in mid-December 2002.

March 7, 2003 – Pfizer’s first dividend payment

•	If the holder of SDRs of Pharmacia is registered with EquiServe and has provided bank account information, the dividend will be deposited in Swedish kronor (minus the currency-exchange fee). If the holder of SDRs is registered with EquiServe and has not provided bank account information, a dividend check denominated in Swedish kronor will be mailed to the holder of SDRs (minus the currency-exchange fee).

•	Holders of SDRs of Pharmacia whose holdings are registered with a bank, Aktiesparinvest or other nominee will receive dividends in accordance with the policies and practices of each nominee.

The end of March 2003 – the commission-free period ends

•	Shareholders, whose shares are registered directly with EquiServe, may execute a sell order via EquiServe.

•	Shareholders holding their shares in a custodian account at a bank, Aktiesparinvest or other nominee may execute sell orders via their regular broker.

•	For shareholders whose shares are registered directly with EquiServe, purchasing additional Pfizer shares via EquiServe is always free, even after the end of March 2003.

•	The cost of executing a sell order after the end of March 2003, when the commission-free period ends is (currently):

•	$15 per order + 12 cents per share.

•	For example: Executing a sell order for 100 shares would cost $27 ($15 for the sell order and 12 cents per share) or roughly SEK 250.

TOP TEN Q&As

What is Pfizer?
Pfizer is the world’s largest pharmaceutical company – world leader in pharmaceutical research.

What do I do now?
Read through the information, form an opinion and vote and mail in your proxy card!

What are my options?
Your options are:
1 – vote in favor of adopting the merger agreement between Pfizer and Pharmacia
2 – vote against adopting the merger agreement between Pfizer and Pharmacia
3 – do not vote at all (the same as voting against adoption of the merger agreement)

When must I reply?
For your vote to count, you must mail the proxy card so that it will be registered electronically by WM-data prior to 10 a.m. (CET) on December 9, 2002.

How do I go about selling my SDRs of Pharmacia?
Up to the final trading day, which is expected to be by the end of 2002, you may sell your SDRs of Pharmacia by contacting your bank or other nominee.

After your SDRs of Pharmacia have been exchanged for shares of Pfizer common stock, you will be able to sell them through your bank or other nominee, or via EquiServe if your shares are directly registered with EquiServe. Via EquiServe you may sell your shares of Pfizer common stock commission-free until the end of March 2003.

Will I lose my SDRs of Pharmacia if I do nothing at all?
If you choose not to act, it is the intention that your SDRs of Pharmacia will be automatically exchanged for shares of Pfizer common stock.

Will Pharmacia disappear?
Initially, Pharmacia will function as a wholly owned subsidiary of Pfizer. Certain parts of Pharmacia’s and Pfizer’s operations will be merged.

How does this affect my tax return?
If you are not holding your SDRs of Pharmacia at a bank or other nominee, you will be required to declare your shareholding, dividends and trades to the tax authorities. EquiServe does not report your holdings, dividends or disposals to the Swedish tax authorities.

When will the merger be completed?
The merger is currently expected to be completed by the end of 2002, provided the shareholders of Pharmacia and Pfizer and regulatory authorities approve the merger and all conditions are met.

How much will this cost me?
The merger itself will not cost the holders of SDRs of Pharmacia anything. Pharmacia takes care of the costs of the merger.

Q&A — Voting

Do I have to read the information material?
The information material gives you information on what will be done with your SDRs of Pharmacia should the merger agreement be approved.

When is the final voting day?

Your must mail your proxy card early enough for it to be registered by WM-data at 10 a.m. (CET) on December 9, 2002.

What are my options? You can vote For to the merger You can vote Against to the merger	– check the For box on your proxy card – check the Against box on your proxy card

What happens if I do not mail my proxy card?
If you do not mail your proxy card, it will be the same as voting against the adoption of the merger agreement between Pfizer and Pharmacia.

Q&A: SHARE EXCHANGE (1)

What happens if I as a holder of SDRs do not fill in the forms provided by EquiServe?

If you do not fill in the forms, U.S. tax may be withheld at an incorrect rate in respect of capital gains and dividends, and you will receive dividend payments by check.

Detailed information about the tax consequences will be provided in the information pack Pfizer will be mailing out to you in mid-December 2002.

If you as a holder of SDRs of Pharmacia choose not to act it is intended that your SDRs of Pharmacia will automatically be exchanged for shares of Pfizer common stock. The share exchange will be free of charge.

My SDRs of Pharmacia are held in a custodian account – what does the share exchange mean to me?
Holders of SDRs of Pharmacia whose holdings already are registered in a custodian account will not automatically be provided a newly opened account with EquiServe. The newly issued shares of Pfizer common stock will be registered in a custodian account in accordance with the practices and routines of the bank, Aktiesparinvest or other nominee.

If your Pharmacia SDRs are held in a custodian account, the bank, Aktiesparinvest or other nominee will file your tax forms with the tax authorities. They also handle the currency conversion of dividends and proceeds, often at no extra charge.

Why will Pfizer not be listed on the exchange in Stockholm?

Pfizer aims to offer all its shareholders the same quality service and opportunity to hold shares of Pfizer common stock. Furthermore, Pfizer intends to oversee its European listings, focusing trading to a smaller number of exchanges. This will provide a liquid market for Pfizer’s shares. In this process, it is natural not to list the company on yet another exchange.

Because holders of SDRs of Pharmacia will gain the opportunity to register their shares with EquiServe, a listing on the Swedish stock exchange will not be necessary.

What does a liquid market mean?
A liquid market means a high volume of shares traded. A high volume facilitates buying and selling, which is good for shareholders.

Q&A: SHARE EXCHANGE (2)

How will Swedish investors be able to trade shares of Pfizer common stock if there is no listing in Stockholm?

Pfizer is offering Swedish shareholders a cost-effective way to trade their shares of Pfizer common stock directly with the Pfizer registrar, EquiServe. Many of Pfizer’s international and Swedish shareholders currently have their shares registered with EquiServe. Like VPC, EquiServe registers shares electronically.

Must I, who have my SDRs of Pharmacia registered with VPC, re-register my SDRs with EquiServe? What can I do if I do not want to register my Swedish depositary receipts with EquiServe?

You may instead contact a bank or other nominee in sufficient time before the closing date, and instruct them to transfer your holdings of SDRs of Pharmacia from your VP account into a custodian account. The exchange of shares will be made in accordance with the policies and practices of each nominee.
The custodian will then manage your shares of Pfizer common stock for you according to their own routines, typically paying dividends in Swedish kronor, and handling reporting to the Swedish tax authorities. Most banks and other nominees will also handle the U.S. tax filings.

There may, however, be an annual cost to the shareholder for the services of a custodian.

What should I do if my SDRs of Pharmacia are being held in a custodian account, and I want to register them with EquiServe?
All Pfizer shareholders are welcome to register their shares of Pfizer common stock with EquiServe. Contact your bank, brokerage or another nominee if you would like to transfer you shares of Pfizer common stock to EquiServe.

What happens if I want to sell my shares after the commission-free period?
Shareholders whose Pfizer shares are registered at an account with EquiServe will pay EquiServe’s regular trading fees, and any currency-exchange fees, after the end of the commission-free trading period. Currently, fees are $15 per trade plus 12 cents per share. Purchasing additional Pfizer common shares via EquiServe is always free.

Will there be a central sale of fractional shares of Pfizer?
No, you may hold fractional shares (e.g., 166.6 shares) at EquiServe. If your shares are registered in a custodian account, your bank or other nominee will handle fractional shares according to their respective routines.

Q&A – SHARE EXCHANGE (3)

How will I receive my Pfizer dividends?
Historically, Pfizer has issued dividends four times a year. It is the intention that Pfizer’s Swedish shareholders that are directly registered with EquiServe will receive the first two dividends of 2003 in Swedish kronor minus the currency-exchange fee. The dividend payment will be made by check. If you would rather have the dividend payment deposited into a bank account, you must provide EquiServe with relevant account information. EquiServe will distribute information following the shareholders’ meeting.

Shareholders who have elected to join the Pfizer Shareholder Investment Program will have the opportunity of reinvesting their Pfizer dividends in Pfizer stock, and thus eliminating currency-exchange fees.

A major advantage of the reinvestment program is that one does not need to exchange the dollar denominated dividend (dividends in kronor, minus the currency-exchange fee, will only be available for the first two dividend payments after the merger). This can be relatively high in proportion to the amount paid out.

In mid-December 2002, Pfizer will mail further information on exactly which forms you will need to fill in.

I only own a few shares. Will there be any money left after exchanging dollars to kronor following a sale?
Proceeds from sales executed by EquiServe during the commission-free period that end of March 2003 will be converted into Swedish kronor for a minor currency-exchange fee. After this period, currency-exchange commission fees will vary according to transaction size and bank. You as a shareholder will be informed of the exact currency-exchange fee in conjunction with the information pack from Pfizer (mid-December 2002).

How will I declare these shares? What will be the tax consequences?
For individuals resident in Sweden, the tax basis of Pharmacia SDRs will automatically be rolled-over to the Pfizer shares received. Normally, there is thus no need for such individuals to report the merger in their tax return. However, any sale of fractional shares or shares in Pfizer must be reported.

All holders of SDRs of Pharmacia will receive additional information after the shareholders’ meeting. For shareholders registered with EquiServe it is important to fill in the form regarding your tax residence to avoid double taxation on future dividend payments and sales.

In addition, these shareholders must report their holdings, dividends and disposal of Pfizer shares to the Swedish tax authorities. Limited liability companies and others must report the merger in their tax return but may claim deferred capital gains taxation.

Q&A – SHARE EXCHANGE (4)

What will happen to my deferred tax amount when I receive Pfizer shares?
You may continue to defer this amount.

Will the share exchange result in a new deferred amount?
No, under the new rules that are applicable for individuals, the tax basis of the SDRs in Pharmacia (SEK428 if you participated in the previous merger) will be rolled-over to the Pfizer shares received. These provisions are, however, not applicable for limited liability companies and others who instead can apply for deferred capital gains taxation.

What is a deferred tax amount?
Under the old tax provisions in respect of share-for-share exchanges, that were applicable in the merger between Pharmacia & Upjohn and Monsanto in 2000, the shareholders could apply for deferred capital gains taxation. The shareholders had to compute the capital gain (the difference between the tax basis of the shares in Pharmacia & Upjohn disposed of and the fair market value of the shares in Pharmacia Corporation received) but could, after request, be granted deferred capital gains taxation. The deferred tax amount was allocated to the shares received and will be taxable i.e. if the shares are sold (except in a share-for-share exchange) or if the shareholder so claims.

The deferred tax amount is thus deferred tax from a previous share-for-share exchange and will be rolled-over to the Pfizer shares received, see the tax section in the information brochure.

It should be noted that the new provisions in respect of roll-over relief do not result in any deferred tax amount. However, the new rules are only applicable for individuals. Other shareholders, for instance limited liability companies, must still apply for deferred capital gains taxation.

When will the forms arrive how will I know what to fill in?
In mid-December 2002, Pfizer will be mailing complete information about the share exchange, including which forms should be filled in and how. If your SDRs of Pharmacia are held at a bank or other nominee, these institutions will handle the share exchange in accordance with their respective practices and routines.

Will Pfizer translate corporate information into Swedish?
Holders of SDRs in Pharmacia will receive most of the information regarding the merger in Swedish until the closing of the merger. Holders of SDRs who become Pfizer shareholders will receive information in English thereafter, to the extent and in the same way that other shareholders in Pfizer receive information.

How will non-English speakers be able to buy and sell their shares?
Non-English speakers will be provided with the opportunity to sell their shares via an interactive Swedish-language automated telephone service, by regular mail, or online.

Q&A – SHARE EXCHANGE (5)

I have 59 SDRs of Pharmacia. How many Pfizer shares will I receive?
If you multiply the number of SDRs by 1.4 you will get the number of Pfizer shares that you will own after the share exchange. In your case, you would own fractional shares, as you would be entitled to receive 82.6 shares of Pfizer common stock. You may hold fractional shares at EquiServe.

I thought that I owned shares of Pharmacia. What are depository receipts?
Depository receipts are not literally shares, but function like a receipt for shares held by a bank, in this case SEB.

When will I know how I fill in the various forms, such as the tax form?
Pfizer will keep you continually updated during the course of the share exchange.
You will receive complete information on how to fill in various forms well in advance of their due dates.

When will the merger be completed?
Pharmacia and Pfizer currently expect to complete the merger by the end of 2002, provided that the merger agreement is approved by the companies’ respective shareholders’ meetings and regulatory authorities.

When will the shares be registered at EquiServe and when can I begin trading my Pfizer shares?
The shares will be made available in the former SDR holder’s newly opened accounts with EquiServe as soon as possible after the closing date of the merger. Pfizer expects this to occur within approximately 21 days of the closing. Former SDR holders of Pharmacia will not be able to trade their new Pfizer shares until the new Pfizer shares are delivered into the individual accounts.

How will I be able to follow Pfizer’s share price?
On Pfizer’s Web site, www.pfizer.com, or on the New York Stock Exchange’s web site, www.nyse.com, under the ticker symbol PFE.

How great is the risk that antitrust authorities will halt the deal?
Pfizer and Pharmacia expect to obtain all necessary approvals before the end of 2002.
However, obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger.

How will this affect Pharmacia’s share price?

If you would like analysis or guidance concerning the share performance of Pharmacia and Pfizer, we recommend that you contact a bank or other nominee.

Q&A — EQUISERVE

Q&A – EquiServe

Like VPC, EquiServe registers shares electronically.

The key benefits of EquiServe are:

•	Cost-free administration of holdings

•	Opportunity to reinvest dividends in new Pfizer shares at no cost

•	Cost-effective trading vehicle to allow shareholders to sell their shares

•	Opportunity to purchase additional shares at no cost

•	Shareholders will receive regular statements about their holdings.

Some aspects of holding Pfizer shares via EquiServe are beyond Pfizer’s control:

•	Shareholders must fill in US tax forms in order not to incur additional withholding tax

•	Shareholders will themselves have to report their holdings, disposal of shares and dividends to the Swedish tax authorities as this will no longer be done automatically

•	As a US company, Pfizer pays its dividends in US dollars.

Special rules for the share exchange Pharmacia – Pfizer:

•	EquiServe intends to pay the first two dividends from Pfizer in Swedish kronor (minus the currency-exchange fee) by check or through a transfer of funds into your bank account (Provided you have supplied account information)

•	Through your EquiServe account, you will be eligible to enroll in the Pfizer Shareholder Investment Program as well as to reinvest dividends in additional Pfizer shares.

Further information about EquiServe
For further information about EquiServe, please visit: www.equiserve.com.

In mid-December 2002, you will receive an information pack from Pfizer containing detailed information about EquiServe and how to trade shares registered with EquiServe.

SAFE HARBOR STATEMENT

This release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Readers are also urged to carefully review and consider the disclosures in Pfizer’s and Pharmacia’s various Securities and Exchange Commission (“SEC”) filings, including but not limited to Pfizer’s and Pharmacia’s Annual Reports on Form 10-K for the year ended December 31, 2001, Pfizer’s and Pharmacia’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002, and Pfizer’s and Pharmacia’s Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2002.

This release may be deemed to be solicitation material in respect of Pfizer’s proposed merger with Pharmacia. On October 17, 2002, Pfizer filed an amended registration statement on Form S-4, with the SEC. On October 22, 2002, Pfizer filed a joint proxy statement/prospectus for Pfizer and Pharmacia, with the SEC. The joint proxy statement/prospectus was first mailed to Pharmacia shareholders on or about October 25, 2002. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov., Pfizer securityholders will be able to receive the definitive version of the joint proxy statement/prospectus and other documents free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017, Attention: Investor Relations, or by telephone: (212) 573-2688, and Pharmacia securityholders will be able to receive the definitive version of the joint proxy statement/prospectus and other documents free of charge by requesting them in writing from Pharmacia Investor Relations at 100 Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer’s 2002 annual meeting of shareholders. Information regarding the interests of Pharmacia’s directors and executive officers in the proposed merger is set forth in the definitive joint proxy statement/prospectus, filed on October 22, 2002, by Pfizer that was first mailed to Pharmacia shareholders on or about October 25, 2002.